Exhibit 3.1

Amendment No. 1

to

Amended and Restated Agreement of Limited Partnership

of Tesoro Logistics LP

This Amendment No. 1 (this “Amendment”), dated December 2, 2014, to the First Amended and Restated Agreement of Limited Partnership of Tesoro Logistics LP (the “Partnership”), dated as of April 26, 2011 (and as amended to the date hereof, the “Partnership Agreement”), is entered into and effectuated by Tesoro Logistics GP, LLC, a Delaware limited liability company (the “General Partner”), in its capacity as general partner of the Partnership and as the holder of all of the Outstanding Incentive Distribution Rights. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, the Partnership has entered into that certain Membership Interest Purchase Agreement, dated as of October 19, 2014 (the “MIPA”), pursuant to which the Partnership will purchase and acquire all of the issued and outstanding membership interests in QEP Field Services, LLC;

WHEREAS, in connection with the closing of the transactions contemplated by the MIPA, the General Partner desires to partially waive and forego its right to receive distributions from the Partnership with respect to its Incentive Distribution Rights, for the periods and subject to and on the terms and conditions set forth in this Amendment;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, the General Partner has determined, in its discretion, that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Section 6.4 of the Partnership Agreement is hereby amended by adding a new subsection (c) to such Section, which shall read in its entirety as follows:

(c) Limited Partial Reduction of Incentive Distribution Right. Notwithstanding anything to the contrary in this Section 6.4, any distributions of Available Cash to the holder of the Incentive Distribution Rights (the “IDR Holder”) provided for in clauses (iii), (iv) and (v) of Subsection 6.4(b) of the Partnership Agreement, as applicable, shall be adjusted commencing with the payment date of the first quarterly distribution declared and paid with respect to the first Quarter of 2015 such that, for the Quarterly distributions declared and paid with respect to each Quarter of 2015, each such distribution to the IDR Holder shall be reduced by $2,500,000 (but, for the avoidance of doubt, not below zero).

2. Effectiveness and Termination. This Waiver shall be effective upon execution and delivery if it is executed and delivered on or after the Closing Date (as such term is defined in the MIPA (the “Closing Date”)). To the extent this Amendment is executed and delivered prior to the Closing Date, this Amendment will only become effective on the Closing Date as such term is defined in the MIPA and shall terminate automatically upon the termination of the MIPA without any further action of the parties hereto or thereto.

3. Governing Law. This Waiver shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

4. Binding on Successors. This Waiver shall be binding upon all successors and assigns of the holder of the Incentive Distribution Rights and any and all transferees of the Incentive Distribution Rights, and the General Partner hereby agrees to notify any transferees of the Incentive Distribution Rights of this Waiver.

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

TESORO LOGISTICS GP, LLC

By:	/s/ Charles S. Parrish
Name:	Charles S. Parrish
Title:	Vice President, General Counsel and Secretary